Exhibit 99.9

AMENDMENT TO
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

Dated as of September 28, 2026

This amendment (this **"Amendment"**) to the Amended and Restated Registration Rights Agreement, dated as of February 9, 2026 (the **"Agreement"**), is entered into as of September 28, 2026, by and between BlackRock MuniHoldings Fund, Inc., a Maryland corporation (the **"Fund"**), and DNT Asset Trust, a Delaware statutory trust (the **"Shareholder"**).

RECITALS

WHEREAS, the Fund and the Shareholder are parties to the Agreement, pursuant to which the Fund has granted certain registration rights to the Shareholder with respect to the Series W-7 Variable Rate Muni Term Preferred Shares, par value $0.10 per share, liquidation preference $100,000 per share, of the Fund (the "VMTP Preferred Shares");

WHEREAS, the Fund and the Shareholder desire to amend the Agreement as set forth herein; and

WHEREAS, pursuant to Section 8.8 of the Agreement, the Agreement may be amended by a written instrument executed by the Fund and the Shareholder.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

AMENDMENTS

Section 1.1. <u>Addition of New Section 8.12.</u> The following new Section 8.12 is hereby added to the Agreement:

> **8.12. Transfers to Municipal Conduit Arrangements.** In the event that the Shareholder transfers, in accordance with Section 2.02(b) of the Amended and Restated Variable Rate Muni Term Preferred Shares Purchase and Exchange Agreement, VMTP Preferred Shares to a Municipal Conduit Arrangement (as such term is defined in the Amended and Restated Variable Rate Muni Term Preferred Shares Purchase and Exchange Agreement), for so long as no event has occurred that results in the termination of such Municipal Conduit Arrangement, for purposes of the rights granted to Holders under this Agreement, only an entity that owns 100% of the certificate interests in the Municipal Conduit Arrangement (including both the senior and subordinate certificates), and not such Municipal Conduit Arrangement, shall be deemed to be the actual owner of such VMTP Preferred Shares.

Section 1.2. Renumbering of Existing Section 8.12. The existing Section 8.12 of the Agreement (Effectiveness of this Agreement) is hereby renumbered as Section 8.13. All references in the Agreement to "Section 8.12" (other than the new Section 8.12 added pursuant to Section 1.1 of this Amendment) shall be deemed to be references to Section 8.13.

ARTICLE II

MISCELLANEOUS

Section 2.1. Effect of Amendment. Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with its terms. All references in the Agreement to "this Agreement," "hereof," "herein," "hereunder" or words of similar import shall, unless the context otherwise requires, refer to the Agreement as amended by this Amendment.

Section 2.2. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

Section 2.3. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

BlackRock MuniHoldings Fund, Inc.

By: /s/ Stephen Minar
Name: Stephen Minar
Title: Vice President

DNT ASSET TRUST

By: /s/ Sean Saroya
Name: Sean Saroya
Title: Authorized Officer